Exhibit 2

LIST OF ALLEN OPERATIONS LLC’S EXECUTIVE OFFICERS AND EXECUTIVE

COMMITTEE MEMBERS

Executive Committee Members

Herbert A. Allen III

William W. Bradley

Stephen D. Greenberg

Donald R. Keough

Kaveh Khosrowshahi

Nancy B. Peretsman

Officers	Title
Herbert A. Allen III	President
Kim M. Wieland	Chief Financial Officer and Vice President
Peter DiIorio	General Counsel, Vice President and Secretary
Terence C. McCarthy	Vice President and Chief Operations Officer
Howard M. Felson	Vice President, Controller and Assistant Secretary
Eugene Protash	Vice President and Assistant Secretary
MaryKate Walsh	Vice President
Anthony Ferrante	Vice President and Treasurer